EXHIBIT 11

                      SPARTECH CORPORATION AND SUBSIDIARIES
                 STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                      (In thousands, except per share data)

                                 QUARTER ENDED      NINE MONTHS ENDED
                                 Aug. 1,   Aug. 2,   Aug. 1,   Aug. 2
                                 1998      1997      1998      1997

NET EARNINGS
  Basic and diluted
    net earnings                $  9,020  $  6,731  $ 24,904  $ 18,885

WEIGHTED AVERAGE SHARES
 OUTSTANDING
  Basic weighted average common
   shares outstanding             27,102    26,403    26,775    26,387
  Add:  Shares issuable from
   assumed exercise of options     2,001     1,588     1,889     1,437

  Diluted weighted average        29,103    27,991    28,664    27,824
   shares outstanding


NET EARNINGS PER COMMON SHARE

  Basic                         $    .33  $    .25  $    .93  $    .72
  Diluted                       $    .31  $    .24  $    .87  $    .68